                                                                       Exhibit 1

(LOGO INDUSTRY CANADA)   Industrie Canada

RESTATED CERTIFICATE OF INCORPORATION   CERTIFICAT DE CONSTITUTION A JOUR

CANADA BUSINESS CORPORATIONS ACT        LOI CANADIENNE SUR LES SOCIETES PAR
                                        ACTIONS

CANWEST GLOBAL COMMUNICATIONS CORP.              273746-9

______________________________________________   _______________________________________
NAME OF CORPORATION-DENOMINATION DE LA SOCIETE   CORPORATION NUMBER-NUMERO DE LA SOCIETE

I hereby certify that the articles of            Je certifie que les statuts
incorporation of the above-named corporation     constitutifs de la societe
were restated under section 180 of the Canada    susmentionnee ont ete mis a jour en
Business Corporations Act as set out in the      vertu de l'article 180 de la Loi
attached restated articles of incorporation.     canadienne sur les societis par
                                                 actions, tel qu'il est indique dans les
                                                 statuts mis a jour ci-joints.

                                                 November 19, 1998/le 19 novembre 1998


/s/ Illegible
----------------------------------------------
Director - Directeur                               EFFECTIVE DATE OF RESTATEMENT - DATE
                                                  D'ENTREE EN VIGUEUR DE LA MISE A JOUR

(CANADA LOGO)

(LOGO)   Consumer and               Consommation et                        FORM 7               FORMULE 7
         Corporate Affairs Canada   Affaires commerciales Canada    RESTATED ARTICLES OF   STATUTS CONSTITUTES
                                                                        INCORPORATION           MIS A JOUR
         Canada Business            Loi regissant les societes          (SECTION 180)         (ARTICLE 180)
         Corporations Act           par actions de regime federal

1 -- Name of corporation -- Denomination de la societe             Corporation No. -- No de la societe
                                                                   273746-9

     CANWEST GLOBAL COMMUNICATIONS CORP.

2 -- The place in Canada where the registered office is situated   Lieu au Canada ou est situe le siege social

     City of Winnipeg, Province of Manitoba

3 -- The classes and any maximum number of shares that the         Categories et tout nombre maximal d'actions que la
     corporation is authorized to issue                            societe est autorisee a emettre

     An unlimited number of Preference Shares, issuable in series; an unlimited number of Multiple Voting Shares; an unlimited number of Subordinate Voting
     Shares; and an unlimited number of Non-Voting Shares. The rights, privileges, restrictions and conditions attaching to the shares are set out in the annexed Schedule I which forms part of this document.

4 -- Restrictions, if any, on share transfers                      Restrictions sur le transfert des actions, s'il y a lieu

     The annexed Schedule II is incorporated in this form.

5 -- Number (or minimum and maximum number) of directors           Nombre (ou nombre minimal et maximal) d'administrateurs

     The minimum number of directors is three and the maximum number of directors is twenty.

6 -- Restrictions, if any, on business the corporation may         Limites Imposees a I'activite commerciale de la societe,
     carry on                                                      s'il y a lieu

          NIL

7 -- Other provisions, if any                                      Autres dispositions, s'il y a lieu

     The directors may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

The foregoing restated articles of incorporation correctly set     Cette mise a jour des statuts constitutifs demontre
out, without substantive change, the corresponding provisions of   exacte-ment, sans changement substantiel, les
the articles of incorporation/as amended and supersede the         dispositions corres-pondantes des statuts constitutifs
original articles of Incorporation.                                modifies qui remplacent les statuts constitutifs
                                                                   originaux.

Signature                                         Date             FOR DEPARTMENTAL USE ONLY --
                                                  D-J    M   Y-A   A L'USAGE DU MINISTERE SEULEMENT
                                                   12   11    98
/s/ Illegible
-----------------------------------
Title -- Titre                                                     Filed -- Deposee

                                             Corporate Secretary

                                   SCHEDULE I

                 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
                         ATTACHING TO PREFERENCE SHARES

1.   DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

          The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation will fix the number of shares that will form such series and will, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of such series, the whole subject to the filing with the Director (as defined in the Canada Business Corporations Act (the "Act")) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions attaching thereto as determined by the board of directors of the Corporation.

2.   RANKING OF THE PREFERENCE SHARES

          The Preference Shares of each series will rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital and will be entitled to a preference over the Multiple Voting Shares, the Subordinate Voting Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series will participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preference Shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends. The Preference Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class over the Multiple Voting Shares, the Subordinate Voting Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Preference Shares as may be determined by the board of directors of the Corporation in the case of such series of Preference Shares.

3.   VOTING RIGHTS

          Except as hereinafter provided or as required by law or as provided in the Articles relating to any series of Preference Shares, the holders of the Preference Shares will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.   AMENDMENT WITH APPROVAL OF HOLDERS OF PREFERENCE SHARES

          The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as hereinafter specified.

5.   APPROVAL OF HOLDERS OF THE PREFERENCE SHARES

          The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose.

          The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof will be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote thereat will have one vote in respect of each $1.00 of the issue price of each Preference Share held.

      RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO MULTIPLE
         VOTING SHARES, SUBORDINATE VOTING SHARES AND NON-VOTING SHARES

1.   DEFINITIONS

          Capitalized terms used in this Schedule I and not defined herein shall have the meanings ascribed to such terms in Schedule II to these Articles. In this Schedule I, the following terms shall have the following meanings, unless the context otherwise requires:

          "CANADIAN HOLDER" means a holder of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares who is a Canadian and one or more Canadians beneficially own and Control, directly or indirectly, and otherwise than by way of security only, such shares.

          "CONVERSION PERIOD" means the period of time commencing on the Offer Date and terminating on the Expiry Date.

          "CONVERTED SHARES" means Subordinate Voting Shares resulting from the conversion of Non-Voting Shares into Subordinate Voting Shares pursuant to paragraph 8(a).

          "EQUITY SHARE" means a Multiple Voting Share, a Subordinate Voting Share or a Non-Voting Share.

          "EXCLUSIONARY OFFER" means a Subordinate Voting Share Offer, made by an Offeror, that:

          (i) must, by reason of requirements of applicable securities legislation or of a stock exchange on which the Subordinate Voting Shares are listed, be made to all or substantially all of the holders of Subordinate Voting Shares who are in a province or territory of Canada to which such requirements apply; and

          (ii) is not made concurrently with an offer to purchase the Non-Voting Shares at a price at least equal to the Offer Price and that is identical to the Subordinate Voting Share Offer in terms of the percentage of outstanding shares of each class to be taken up (exclusive of shares of each class owned immediately before the offer by the Offeror) and the form or forms of consideration offered and in all other material respects (except with respect to the conditions to the Offeror's obligation to take up and pay for Subordinate Voting Shares that may be attached to the Subordinate Voting Share Offer), and that has no condition attached other than the right not to take up and pay for Non-Voting Shares tendered if no Subordinate Voting Shares are purchased under the Subordinate Voting Share Offer.

          "EXPIRY DATE" means the last date on which holders of Subordinate Voting Shares may accept an Exclusionary Offer in accordance with its terms.

          "HOLDER" means the holder of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares, as the case may be, registered on the books of the Corporation.

          "NON-CANADIAN HOLDER" means a holder who is not a Canadian holder.

          "OFFER DATE" means the date on which an Exclusionary Offer is made.

          "OFFEROR" means a person that makes an offer to purchase Subordinate Voting Shares, and includes any Associate or "affiliate" (as defined in the Canada Business Corporations Act) of such person or any other person that is disclosed in the offering document relating to such offer to be acting jointly or in concert with such first mentioned person, but excludes the Corporation.

          "OFFER PRICE" means the price per share offered for Subordinate Shares under a Subordinate Voting Share Offer.

          "RE-CONVERSION" has the meaning given to it in paragraph 8(c).

          "SUBORDINATE VOTING SHARE OFFER" means an offer to purchase Subordinate Voting Shares and includes any amendment or variation to a previous offer to purchase Subordinate Voting Shares except an amendment or variation comprised solely of a change to the conditions to the Offeror's obligations to take up and pay for Subordinate Voting Shares attached to the Subordinate Voting Share Offer.

2.   DIVIDENDS

          The Multiple Voting Shares, the Subordinate Voting Shares and the Non-Voting Shares will rank equally with one another and subordinate to the Preference Shares as to such dividends as may be declared by the Board of Directors out of funds legally available therefor and all dividends, other than stock dividends payable in equity shares, declared at any time after the date these articles of amendment become effective will be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all the Multiple Voting Shares, all the Subordinate Voting Shares and all the Non-Voting Shares at the time outstanding, without preference or priority of one share over another. The Board of Directors may declare separate stock dividends payable in equity shares for each of the Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares provided that: (a) such stock dividends shall be declared contemporaneously and paid at the same time and in equal numbers of additional equity shares per share on all the Multiple Voting Shares, all the Subordinate Voting Shares and all the Non-Voting Shares at the time outstanding; (b) such stock dividends shall be paid (i) in Multiple Voting Shares to the holders of Multiple Voting Shares, provided that each Canadian holder of Multiple Voting Shares may elect, in the manner prescribed by the Board of Directors from time to time, to receive such stock dividends in Subordinate Voting Shares or Non-Voting Shares and each Non-Canadian holder of Multiple Voting Shares may elect, in the manner prescribed by the Board of Directors from time to time, to receive such stock dividends in Non-Voting Shares and absent any election such stock dividends shall be paid in Multiple Voting Shares to such holder, (ii) in Subordinate Voting Shares to the Canadian holders of Subordinate Voting Shares, provided that each Canadian holder of Subordinate Voting Shares may elect, in the manner prescribed by the Board of Directors from time to time, to receive such stock dividends in Non-Voting Shares and absent any election such stock dividends shall be paid in Subordinate Voting Shares to such holder, and (iii) in Non-Voting Shares to the Non-Canadian holders of Subordinate Voting Shares and to the holders of Non-Voting Shares; and (c) the Board of Directors may determine to add different amounts per share to the stated capital account of each such class in respect of any stock dividends.

          Canadian holders of Multiple Voting Shares or Subordinate Voting Shares who wish to receive stock dividends in the form of additional Subordinate Voting Shares, as applicable, may be required in the discretion of the Board of Directors to furnish the Transfer Agent with a declaration referred to in paragraph 7(a).

3.   RIGHTS ON LIQUIDATION

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares will be entitled to receive, after payment of all liabilities of the Corporation and subject to the preferential rights of any class of shares ranking in priority to Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares, the remaining assets and property of the Corporation, in equal amounts per share, without preference or priority of one share over another.

4.   VOTING

          The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat, except those meetings where only the holders of shares of a particular class or of a particular series are entitled to vote. Each Subordinate Voting Share will entitle the holder thereof to have one vote for each share held and each Multiple Voting Share will entitle the holder thereof to have ten votes for each share held. The holders of Non-Voting Shares are entitled to receive notice of any meeting of shareholders of the Corporation and to attend thereat, except those meetings where only the holders of shares of a particular class or of a particular series are entitled to vote. Subject to the provisions of applicable law, a Non-Voting Share will not entitle the holder thereof to any right to vote at any meeting of shareholders of the Corporation.

5.   CONVERSION OF MULTIPLE VOTING SHARES AT ANY TIME

     (a)  Conversion Right

          A holder of Multiple Voting Shares has the right, at the holder's option, at any time to convert all or a part of such Multiple Voting Shares into (i) fully paid and non-assessable Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted, provided, at the time of such conversion, the holder is a Canadian holder, or (ii) fully paid and non-assessable Non-Voting Shares on the basis of one Non-Voting Share for each Multiple Voting Share so converted.

     (b)  Conversion Procedure

          The conversion right provided for in paragraph 5(a) may be exercised by notice in writing given to the Corporation at its registered office and to the transfer agent(s) from time to time for the Multiple Voting Shares, the Subordinate Voting Shares and the Non-Voting Shares (the "Transfer Agent"), accompanied by the certificate or certificates representing the Multiple Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice must be signed by the holder or its duly authorized attorney and must specify the number of Multiple Voting Shares which the holder desires to have converted. If less than all the Multiple Voting Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder will be entitled to receive, at the expense of the Corporation, a new certificate representing the Multiple Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Multiple Voting Shares, the share certificates representing the Subordinate Voting Shares or Non-Voting Shares resulting therefrom will be issued in the name of the holder of the Multiple Voting Shares converted or, subject to payment by the holder of any stock transfer or other applicable taxes, in the name of such person as the holder may direct in writing, provided that in the case of a conversion into Subordinate Voting Shares such person furnishes the Transfer Agent with a declaration referred to in paragraph 7(a). The right of a holder of Multiple Voting Shares to convert the same into Subordinate Voting Shares or Non-Voting Shares will be deemed to have been exercised, and the holder of Multiple Voting Shares to be converted (or any person in whose name such holder of Multiple Voting Shares will have directed certificates representing Subordinate Voting Shares or Non-Voting Shares to be issued) will be deemed to have become a holder of Subordinate Voting Shares or Non-Voting Shares, as the case may be, of record for all purposes on the date of surrender of the certificate representing the Multiple Voting Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Subordinate Voting Shares or Non-Voting Shares into which such Multiple Voting Shares have been converted provided, in the case of a conversion into Subordinate Voting Shares, that the holder has delivered a declaration referred to in paragraph 7(a) if such declaration has been requested by the Corporation prior to the issuance of the certificates evidencing the Subordinate Voting Shares.

6.   CONVERSION OF SUBORDINATE VOTING SHARES AT ANY TIME

     (a)  Conversion Right

          A holder of Subordinate Voting Shares has the right, at the holder's option, at any time to convert all or a part of such Subordinate Voting Shares into fully paid and non-assessable Non-Voting Shares on the basis of one Non-Voting Share for each Subordinate Voting Share so converted.

     (b)  Conversion Procedure

          The conversion right provided for in paragraph 6(a) may be exercised by notice in writing given to the Transfer Agent, accompanied by the certificate or certificates representing the Subordinate Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice must be signed by the holder or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder desires to have converted. If less than all the Subordinate Voting Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder will be entitled to receive, at the expense of the Corporation, a new certificate representing the Subordinate Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Subordinate Voting Shares, the share certificates representing the Non-Voting Shares resulting therefrom will be issued in the name of the holder of the Subordinate Voting Shares converted or, subject to payment by the holder of any stock transfer or other applicable taxes, in such name or names as such holder may direct in writing. The right of a holder of Subordinate Voting Shares to convert the same into Non-Voting Shares will be deemed to have been exercised, and the holder of Subordinate Voting Shares to be converted (or any person or persons in whose name or names such holder of Subordinate Voting Shares will have directed certificates representing Non-Voting Shares to be issued) will be deemed to have become a holder of Non-Voting Shares of record for all purposes on the date of surrender of the certificate representing the Subordinate Voting Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Non-Voting Shares into which such Subordinate Voting Shares have been converted.

7.   CONVERSION OF NON-VOTING SHARES UPON PROOF OF BEING CANADIAN

     (a)  Declaration

          As used in this Schedule, "declaration" means a statutory declaration under the Canada Evidence Act, or such other form of declaration satisfactory to the Corporation, that a holder is a Canadian holder of the equity shares in respect of which the declaration is being delivered.

     (b)  Conversion Right

          A holder of Non-Voting Shares who is a Canadian holder has the right, at the holder's option, at any time to convert all or a part of such Non-Voting Shares into fully paid and non-assessable Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Non-Voting Share so converted, provided that the holder furnishes to the Transfer Agent a declaration referred to in paragraph 7(a).

     (c)  Conversion Procedure

          The conversion right provided in paragraph 7(b) may be exercised by notice in writing given to the Transfer Agent, accompanied by the declaration referred to in paragraph 7(a) and the certificate or certificates representing the Non-Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice must be signed by the holder or its duly authorized attorney and must specify the number of Non-Voting Shares which the holder desires to have converted. If less than all the Non-Voting Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder will be entitled to receive, at the expense of the Corporation, a new certificate representing the Non-Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Non-Voting Shares, the share certificates representing the Subordinate Voting Shares resulting therefrom will be issued in the name of the holder of the Non-Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes, in the name of such person as the holder may direct in writing, provided that such person furnishes the Transfer Agent with a declaration referred to in paragraph 7(a). The right of a holder of Non-Voting Shares to convert the same into Subordinate Voting Shares will be deemed to have been exercised, and the holder of Non-Voting Shares to be converted (or any person in whose name such holder of Non-Voting Shares will have directed certificates representing Subordinate Voting Shares to be issued) will be deemed to have become a holder of Subordinate Voting Shares of record for all purposes on the date of surrender of the certificate representing the Non-Voting Shares to be converted accompanied by the notice in writing and the declaration as referred to above, notwithstanding any delay in the delivery of the certificate representing the Subordinate Voting Shares into which such Non-Voting Shares have been converted.

8.   CONVERSION OF NON-VOTING SHARES UPON THE MAKING OF AN EXCLUSIONARY OFFER

     (a)  Conversion Right

          Upon the making of an Exclusionary Offer, a holder of Non-Voting Shares has the right, at the holder's option, at any time during the Conversion Period to convert all or a part of such Non-Voting Shares on the terms and conditions set forth herein into fully paid and non-assessable Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Non-Voting Share so converted.

     (b)  Conversion Procedure

          The conversion right provided for in paragraph 8(a) may be exercise by notice in writing given to the Transfer Agent, accompanied by the certificate or certificates representing the Non-Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice must be signed by the holder or its duly authorized attorney and must specify the number of Non-Voting Share which the holder desires to have converted. If less than all the Non-Voting Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder will be entitled to receive, at the expense of the Corporation, a new certificate representing the Non-Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Non-Voting Shares pursuant to the right in paragraph 8(a), the share certificates representing the Subordinate Voting Shares resulting therefrom will be issued in the name of the holder of the Non-Voting Shares converted. The right of a holder of Non-Voting Shares to convert the same into Subordinate Voting Shares will be deemed to have been exercised, and the holder of Non-Voting Shares to be converted will be deemed to have become a holder of Subordinate Voting Shares of record for all purposes on the date of surrender of the certificate representing the Non-Voting Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Subordinate Voting Shares into which such Non-Voting Shares have been converted.

     (c)  Further Elections

          An election by a holder of Non-Voting Shares to exercise the conversion right provided for in paragraph 8(a) shall also constitute irrevocable elections by such holder:

          (i) to deposit the Converted Shares under the Exclusionary Offer (subject to such holder's right subsequently to withdraw such Converted Shares from the Exclusionary Offer in accordance with the terms thereof and applicable law);

          (ii) to appoint a Canadian trustee (as designated by the Corporation) as the agent, attorney and attorney-in-fact of the holder with respect to the Converted Shares, with full power of substitution, (such power of attorney being coupled with an interest, being irrevocable) to, in the name of, and on behalf of, the holder during the Conversion Period, vote such Converted Shares at any meeting or meetings (whether annual, special or otherwise) of holders of Subordinate Shares, and to revoke any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, conferred or agreed to be conferred by the holder at any time with respect to the Converted Shares or any of them and to covenant that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect thereto by or on behalf of the holder; and

          (iii) to exercise the right (which right is hereby granted) to convert (the result of such exercise, a "Re-Conversion") into Non-Voting Shares all

               Converted Shares in respect of which such holder exercises the holder's right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer, and any Re-Conversion shall be on the basis of one Non-Voting Shares for each Subordinate Voting Share in respect of which the Re-Conversion occurs.

     (d)  Re-Conversion

          Any Re-Conversion in respect of Converted Shares which have been withdrawn from the Exclusionary Offer shall be effective at the time the right of withdrawal is exercised. Any Re-Conversion in respect of Converted Shares which have not been taken up and paid for under the Exclusionary Offer shall be effective:

          (i) in respect of an Exclusionary Offer for less than all the Subordinate Voting Shares which is completed, immediately following the time by which the Offeror is required under applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

          (ii) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

     (e)  Deliveries

          No share certificates representing Converted Shares shall be delivered to or to the order of the holders thereof before such shares have been deposited under the Exclusionary Offer, and the Transfer Agent, on behalf of the holders of the Converted Shares, shall deposit, and the holders of such shares shall be deemed to have irrevocably authorized and directed the Transfer Agent to deposit, under the Exclusionary Offer, the certificate or certificates representing the Converted Shares. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror under the Exclusionary Offer in respect of Converted Shares. On any Re-Conversion, the Transfer Agent shall deliver to each holder entitled thereto a share certificate representing the Non-Voting Shares resulting from the Re-Conversion. The Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this paragraph 8(e).

     (f)  Notice

          As soon as reasonably practicable after the Offer Date, the Corporation shall mail, by prepaid first class mail, to each holder of Non-Voting Shares a notice advising such holders that they are entitled to convert their Non-Voting Shares into Subordinate Voting Shares under paragraph 8(a) and the reasons therefor. Such notice shall:

          (i) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the Exclusionary Offer;

          (ii) include the information set out in subparagraphs 8(c)(i)-(iii);
               and

          (iii) be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Subordinate Voting Shares in respect of the offer, and as soon as is reasonably practicable after any additional material, including a notice of variation, is sent to the holders of Subordinate Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Non-Voting Shares.

     (g)  Press Release

          Before or forthwith after sending any notice referred to in paragraph 8(f), the Corporation shall cause a press release to be issued to a Canadian and United States national news wire service describing the contents of the notice.

9.   RESTRICTION ON ISSUANCE OR TRANSFER OF SHARES TO NON-CANADIANS

     (a)  Restriction on Issuance

          The Corporation may not issue Subordinate Voting Shares to a Non-Canadian. The Transfer Agent shall not register any issuance of Subordinate Voting Shares in the securities register of the Corporation, unless contemporaneously with the issuance, the holder furnishes the Transfer Agent with a declaration referred to in paragraph 7(a). Notwithstanding such restriction, if, for whatever reason, the Corporation issues Subordinate Voting Shares to a Non-Canadian, the Non-Canadian holder shall immediately thereafter convert such Subordinate Voting Shares into fully paid and non-assessable Non-Voting Shares in accordance with section
     6. If a Non-Canadian holder fails to convert such Subordinate Voting Shares, the holder shall be deemed to have converted such shares into Non-Voting Shares immediately after the issuance on the basis of one Non-Voting Share for each Subordinate Voting Share deemed to be so converted.

          If Subordinate Voting Shares are issued to a Non-Canadian, the Non-Canadian holder shall immediately deliver to the Transfer Agent the certificate(s) representing such Subordinate Voting Shares. Upon receipt of the certificate(s) representing the Subordinate Voting Shares, the Transfer Agent shall deliver certificate(s), issued in the name of the Non-Canadian holder, representing the Non-Voting Shares into which such shares have been converted. Any such Non-Canadian holder will be deemed to have become a holder of Non-Voting Shares of record for all purposes at the time the Subordinate Voting Shares are issued, notwithstanding any delay in the delivery of the certificates representing the Subordinate Voting Shares being converted or the Non-Voting Shares into which such shares have been converted.

     (b)  Restriction on Transfer

          A holder may not transfer Subordinate Voting Shares to a Non-Canadian holder unless such shares are first converted into fully paid and non-assessable Non-Voting Shares in accordance with section 6. If the holder fails to convert Subordinate Voting Shares prior to a transfer referred to in the immediately preceding sentence, the holder shall be deemed to have converted such shares into Non-Voting Shares immediately prior to such transfer on the basis of one Non-Voting Share for each Subordinate Voting Share deemed to be so converted.

          The Transfer Agent shall not register any transfer of Subordinate Voting Shares in the securities register of the Corporation unless contemporaneously with the transfer, the transferee furnishes the Transfer Agent with (i) a declaration referred to in paragraph 7(a), and (ii) the certificate or certificates representing the Subordinate Voting Shares to be transferred.

          Where the Transfer Agent is not furnished with the declaration but is furnished with the certificate or certificates representing the transferred shares, the Transfer Agent shall register the transfer in the securities register of the Corporation as a conversion by the transferor of such Subordinate Voting Shares into Non-Voting Shares and a subsequent transfer by the transferor of Non-Voting Shares to the transferee. The share certificates representing such Non-Voting Shares will be issued in the name of the transferee. Thereafter, the transferee will be deemed to have become a holder of Non-Voting Shares of record for all purposes on the date of surrender of the certificate or certificates representing the Subordinate Voting Shares being converted and transferred, notwithstanding any delay in the delivery of the certificate representing the Non-Voting Shares into which such shares have been converted.

10.  SUBDIVISION OR CONSOLIDATION

          None of the Multiple Voting Shares, the Subordinate Voting Shares or the Non-Voting Shares will be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the shares of such other classes are subdivided, consolidated, reclassified or otherwise changed in the same proportion or the same manner.

11.  RESTRICTIONS ON ADDITIONAL ISSUANCES

          If the Corporation proposes to grant options, rights or warrants to holders of shares of any class, as a class, to acquire additional participating securities (whether voting or not voting), securities convertible into the foregoing, or to make any other distribution of property or assets, then the holders of Multiple Voting Shares, Subordinate Voting Shares and Non-Voting Shares will, for such purpose, be deemed to be holders of shares of the same class of shares. Notwithstanding the foregoing, if the Corporation proposes to grant or distribute options, rights or warrants to acquire additional equity shares or securities convertible into equity shares, the Corporation shall grant or distribute (i) to the holders of Multiple Voting Shares options, rights or warrants to acquire additional Multiple Voting Shares or securities convertible into Multiple Voting Shares, provided that (A) each Canadian holder of Multiple Voting Shares may elect at the time of exercise or conversion, as the case may be, in the manner prescribed by the Board of Directors from time to time, to acquire in lieu thereof Subordinate Voting Shares or Non-Voting Shares and (B) each Non-Canadian holder of Multiple Voting Shares may elect at the time of exercise or conversion, as the case may be, in the manner prescribed by the Board of Directors from time to time, to acquire in lieu thereof Non-Voting Shares, (ii) to the Canadian holders of Subordinate Voting Shares options, rights or warrants to acquire additional Subordinate Voting Shares or securities convertible into Subordinate Voting Shares, provided that each Canadian holder of Subordinate Voting Shares may elect at the time of exercise or conversion, as the case may be, in the manner prescribed by the Board of Directors from time to time, to acquire in lieu thereof Non-Voting Shares, and (iii) to the Non-Canadian holders of Subordinate Voting Shares and to the holders of Non-Voting Shares options, rights or warrants to acquire additional Non-Voting Shares or securities convertible into Non-Voting Shares, provided that such options, rights or warrants or convertible securities entitle the holders of each such class to acquire, per share, the same number of additional Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares, as the case may be, or securities convertible into the same.

          Canadian holders of Multiple Voting Shares and Subordinate Voting Shares who wish to acquire pursuant to this paragraph 11 additional Subordinate Voting Shares may be required to furnish the Transfer Agent with a declaration referred to in paragraph 7(a).

12.  MODIFICATION

          The provisions attaching to the Multiple Voting Shares as a class, to the Subordinate Voting Shares as a class, or to the Non-Voting Shares as a class will not be added to, removed or changed unless the addition, removal or change is first approved by the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each such class.

13.  EQUALITY

          Subject to the foregoing provisions, the Multiple Voting Shares, the Subordinate Voting Shares and the Non-Voting Shares rank equally in all respects and no rights may be conferred upon the holders of the shares of any such class without conferring the same rights on the holders of the other such classes.

                                   SCHEDULE II

                 RESTRICTIONS ON ISSUANCE AND TRANSFER OF SHARES

1.   CONSTRAINED SHARE CORPORATION

          In order to enable the Corporation or any of its Associates to qualify under the Broadcasting Act or any other Prescribed Law to obtain or renew a licence to carry on any business, the Corporation is a constrained share corporation and the issue and transfer of its Shares are constrained as hereinafter provided.

1.1. INTERPRETATION

          In this Schedule II, all terms which are not otherwise defined have the meanings attributed to those terms in the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the "Act") and in the Canada Business Corporations Regulations (the "Regulations"), both as amended from time to time, and words importing the singular include the plural and vice versa and words importing gender include masculine, feminine and neuter genders.

1.2. DEFINITIONS

          In this Schedule II:

     1.2.1. "ASSOCIATE", when used to indicate a relationship with any person, includes,

     (a)  a partner of the person,

     (b) a trust or an estate in which the person has a substantial beneficial interest or in respect of which the person serves as a trustee or in a similar capacity,

     (c) a spouse, common-law spouse, son, daughter, son-in-law or daughter-in-law of the person,

     (d) a relative, not referred to in paragraph (c), of the person, or of the person's spouse or common-law spouse, who has the same residence as that person,

     (e) a corporation of which that person alone or a person together with one or more Associates as described in this definition has, directly or indirectly, control of more than 50% of the issued voting securities,

     (f) a corporation of which an Associate as described in this definition, of the person has, directly or indirectly, control of more than 50% of the issued voting securities, and

     (g) a person, with whom the person has entered into an arrangement, a contract, an understanding or an agreement in respect of the voting of shares of a Broadcasting Undertaking or of a corporation that has, directly or indirectly, effective control of a Broadcasting Undertaking, except where that person controls less than one percent of all issued Voting Shares of a corporation whose shares are publicly traded on a stock exchange;

     1.2.2. "BROADCASTING ACT" means the Broadcasting Act 1991, S.C. 1991, c. 11 together with the regulations thereunder, Orders in Council and Directions pursuant thereto, and the terms of licences issued thereunder, as the same may from time to time be amended, restated, re-enacted, replaced or supplemented;

     1.2.3. "BROADCASTING UNDERTAKING" means any business or undertaking in respect of which the Corporation, or any person over which the Corporation has direct or indirect effective control, has obtained a broadcasting licence under the Broadcasting Act and in respect of which the prior approval of the CRTC is a condition to any Change of Control Transaction;

     1.2.4. "CANADIAN" means,

          (i) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada,

          (ii) a permanent resident of Canada within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship,

          (iii) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licenses),

          (iv) a corporation without share capital where a majority of its directors or, where the corporation has no directors, those performing functions that are similar to the functions performed by directors, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of,

               (A)  a federal or provincial statute or regulation,

               (B) the Governor in Council or the lieutenant governor in council of a province, or

               (C)  a minister of the Crown in right of Canada or a province,

          (v)  a Qualified Corporation,

          (vi) a Qualified Mutual Insurance Company,

          (vii) a Qualified Pension Fund Society, or

          (viii) a Qualified Co-operative;

     1.2.5. "CANADIAN HOLDER" means a holder of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares who is a Canadian and one or more Canadians beneficially own and Control, directly or indirectly and otherwise than by way of security only, such shares;

     1.2.6. "CRTC" means the Canadian Radio-television and Telecommunications Commission;

     1.2.7. "CHANGE OF CONTROL TRANSACTION" means any act, agreement or transaction that, directly or indirectly, would result in,

          (i) a change by whatever means of the effective control of one or more Broadcasting Undertaking,

          (ii) a person alone or a person together with its Associates (a) who Controls less than 30 percent of the issued Voting Shares of the Corporation or of a person that has, directly or indirectly, effective control of the Broadcasting Undertaking, having Control of 30 percent or more of such issued Voting Shares, or (b) who owns less than 50 percent of the issued Shares of the Corporation or of a person that has, directly or indirectly, effective control of the Broadcasting Undertaking, owning 50 percent or more of such issued Shares, or

          (iii) a conflict with the requirements of any of the broadcasting licences held by the Corporation or its subsidiaries with respect to the ownership or effective control of one or more Broadcasting Undertakings, in each case, as construed in accordance with or determined pursuant to the Broadcasting Act;

     1.2.8. "CONSTRAINED CLASS" means the class of persons to any of whom an issue or transfer of Shares may, in the opinion of the directors of the Corporation, adversely affect the ability of the Corporation or any of its Associates to qualify under the Broadcasting Act or any other Prescribed law to obtain or renew a licence to carry on any business, including, without limitation, a licence to carry on a Broadcasting Undertaking, and shall include, without limiting the generality of the foregoing:

     (a) in relation to the determination of Maximum Aggregate Holdings, Non-Canadian holders, and

     (b) in relation to the determination of Maximum Individual Holdings, (i) any person together with its Associates who, in the opinion of the directors of the Corporation, either alone or jointly or in concert with any other persons, intend to engage in a Change of Control Transaction without the prior approval of the CRTC (collectively, an "Acquiror") or (ii) any Non-Canadian holder;

     1.2.9. "CONTROL" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise;

     1.2.10. "EFFECTIVE CONTROL" of a Broadcasting Undertaking includes situations in which,

     (a) a person owns, beneficially owns or controls, directly or indirectly, other than by way of security only, a majority of the voting securities of such Broadcasting Undertaking,

     (b) a person has the ability to cause such Broadcasting Undertaking or its board of directors to undertake a course of action, or

     (c) the CRTC, after a public hearing of an application for a Broadcasting Undertaking, or in respect of an existing Broadcasting Undertaking, determines that a person has such effective control and sets out that determination in a decision or public notice;

     1.2.11. "HOLDER" means the holder of Shares as registered on the books of the Corporation;

     1.2.12. "MAXIMUM AGGREGATE HOLDINGS" means that number of Voting Shares of the Corporation held by Non-Canadian holders that would represent 33 1/3% of all Voting Shares of the Corporation then outstanding;

     1.2.13. "MAXIMUM INDIVIDUAL HOLDINGS" means (i) the maximum number of Shares of the Corporation which any Acquiror may, in the opinion of the directors of the Corporation own, beneficially own or Control, directly or indirectly, without being a party to a Change of Control Transaction, or (ii) the maximum number of Voting Shares of the Corporation that may be issued or transferred to a Non-Canadian holder without Non-Canadian holders, in the aggregate, holding Voting Shares of the Corporation in excess of the Maximum Aggregate Holdings;

     1.2.14. "NON-CANADIAN" means a person or entity that is not a Canadian;

     1.2.15. "NON-CANADIAN HOLDER" means a registered holder who is not a Canadian holder;

     1.2.16. "NON-VOTING SHARE" means a Share which is not a Voting Share;

     1.2.17. "PERSON" includes an individual, a partnership, a joint venture, an association, a corporation, a trust, an estate, a trustee, an executor and an administrator, or a legal representative of any of them;

     1.2.18. "PRESCRIBED LAW" means any law of Canada or a province of Canada which is currently or hereafter prescribed pursuant to or referred to in the Act or the Regulations for the purposes of the definition of "constraint" applicable to the Corporation;

     1.2.19. "QUALIFIED CO-OPERATIVE" means a co-operative, not less than 80 percent of the members of which are Canadians, that is established under an Act of Parliament or any provincial legislation relating to the establishment of co-operatives;

     1.2.20. "QUALIFIED CORPORATION" means a corporation incorporated or continued under the laws of Canada or a province, where,

          (i) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 percent of the members of the board of directors are Canadians,

          (ii) in the case of a corporation having share capital, Canadians beneficially own and Control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 percent of all the issued and outstanding Voting Shares of the corporation, and

          (iii) in the case of a corporation that is a Subsidiary Corporation of a parent corporation incorporated or continued under the laws of Canada or a province,

               (A) Canadians beneficially own and Control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 percent of all of the issued and outstanding Voting Shares of the parent corporation,

               (B) the parent corporation, its board of directors, directors or other similar officers do not exercise Control or influence over any programming decisions of the Subsidiary Corporations;

     1.2.21. "QUALIFIED MUTUAL INSURANCE COMPANY" means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 percent of the board of directors of which and of each committee of the directors of which are Canadians;

     1.2.22. "QUALIFIED PENSION FUND SOCIETY" means a pension fund society, not less than 80 percent of the board of directors of which and of each committee of the directors of which are

Canadians, and that is established under An Act to Incorporate the Pension Fund of the Dominion Bank, S.C. 1887, c. 55, S.C. 1956, c. 66, An Act to Incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Society Act or any provincial legislation relating to the establishment of pension fund societies;

     1.2.23. "SHARES" means a Voting Share or other share that represents the residual equity in the earnings of a corporation, and includes the preferred shares to which are attached rights to participate in the earnings of the corporation with no upper limit;

     1.2.24. "SUBSIDIARY CORPORATION" means a corporation that is Controlled by another corporation; and

     1.2.25. "VOTING SHARE" means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes,

          (i) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and Controlled by Canadians is made, and

          (ii) an option or a right to acquire such a share, or the security referred to in clause (i), that is exercisable at the time the calculation referred to in that paragraph is made.

2.   DUTIES OF DIRECTORS

          The directors of the Corporation may, from time to time, refuse to issue a Share or to register a transfer of any Share to a person who is a member of the Constrained Class, where in the opinion of the directors of the Corporation, such issuance or transfer may jeopardize the ability of the Corporation or its subsidiaries to qualify under the Broadcasting Act or any other Prescribed Law to obtain or renew a licence to carry on business, including, without limiting the generality of the foregoing, the ability of the Corporation or its subsidiaries to maintain its broadcasting licences on terms at least as favourable as those in effect at the relevant time or to obtain any new broadcasting licences or to renew any existing licences on substantially similar terms, and, except as otherwise specifically authorized by the Act or the Regulations, the directors of the Corporation shall not issue a Share and shall refuse to register a transfer of a Share if, to the knowledge of the directors:

          (a) the total number of Voting Shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the transfer or issuance is to a member of the Constrained Class;

          (b) the total number of Voting Shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the transfer or issuance would cause the number of Voting Shares held by the Constrained Class to exceed the Maximum Aggregate Holdings;

          (c) the total number of Shares held by or on behalf of a person in the Constrained Class exceeds the Maximum Individual Holdings and the transfer or issuance is to that person; or

          (d) the total number of Shares held by or on behalf of a person in the Constrained Class does not exceed the Maximum Individual Holdings and the transfer or issuance would cause the number of Shares held by that person to exceed the Maximum Individual Holdings.

          The directors of the Corporation may refuse to issue a Share and may refuse to register a transfer of a Share in the event that a person does not provide a declaration which may be required pursuant to any of the articles or by-law of the Corporation.

3.   DIRECTORS EMPOWERED TO MAKE BY-LAWS

          The directors of the Corporation may make, amend or repeal any by-laws they deem necessary or appropriate to administer the constraints provided for herein including by-laws:

          (a) to require any person in whose name Shares of the Corporation are registered to furnish a statutory declaration under the Canada Evidence Act, or a declaration in such other form as the directors deem appropriate, declaring whether

               (i) the shareholder and every person who beneficially owns or Controls such Shares of the Corporation is a Canadian, and

               (ii) the shareholder is an Associate of any other shareholder, and any further facts that the directors consider relevant;

          (b) to require any person seeking to have a transfer of a Share registered in his name or to have a Share issued to him to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a); and

          (c) to determine the circumstances under which any declarations are required, their form and the time within which they are to be furnished.

4.   OPINION OF DIRECTORS

          Where the directors are required pursuant to these share constraints to make a determination or to express an opinion on any matter, such determination or opinion shall be expressed and conclusively evidenced by a resolution of the directors to that effect, duly adopted.